Pricing Supplement No. 21 to the Prospectus dated December 21, 2005 and the
                  Prospectus Supplement dated December 21, 2005

[RBC LOGO]   US$1,194,000
             Royal Bank of Canada
             Cash-Out Reverse Convertible Notes due June 29, 2007
             Linked to the Goldman Sachs Natural Gas Excess Return Index


Issuer:                       Royal Bank of Canada ("Royal Bank")

Program:                      Senior Global Medium-Term Notes, Series B

Issue Date:                   June 30, 2006

Maturity Date and Term:       June 29, 2007 (resulting in a term to maturity of
                              12 months)

Coupon:                       18.00% per annum payable quarterly in arrears

Coupon Payment Dates:         September 30, 2006, December 29, 2006, March 30,
                              2007 and June 29, 2007

Underlying Index:             The payment at maturity on the Notes is linked to
                              the performance of the Goldman Sachs Natural Gas
                              Excess Return Index (the "GSNG-ER" or the
                              "Index"). The Index (Bloomberg index symbol
                              "GSCCNGER") is calculated and published by Goldman, Sachs & Co. (the "Index Sponsor").

Denomination:                 US$5,000 and integral multiples of $1,000 in
                              excess thereof (except that non-U.S. investors may be subject to higher minimums, including certain investors who are residents of countries located in the Eurozone, for whom the minimum may be $50,000).

Downside Limit Level:         75% of the initial index level.

Payment at Maturity:          If the final index level is greater than the
                              initial index level, then, at maturity, you will receive a cash payment equal to the principal amount invested.

                              If the final index level is less than the initial index level, and during the term of the Notes (including the final valuation date) has never fallen below the downside limit level, then, at maturity, you will receive a cash payment equal to the principal amount invested.

                              Otherwise, at maturity, you will receive a cash payment equal to the greater of:

                                 (1)  principal amount + (principal amount x
                                      percentage change), and

                                (2)  principal amount x 1%.

                              You could lose some or a substantial amount of your principal amount invested if there has been a decline in the Index at maturity.

Percentage Change:            The percentage change is equal to the following
                              (expressed as a percentage):

                                      Final Index Level - Initial Index Level
                                      ---------------------------------------
                                                Initial Index Level

Initial Index Level:          11.2287, the closing level of the Index on June
                              28, 2006 (the "initial valuation date").

Final Index Level:            The closing level of the Index on June 27, 2007
                              (the "final valuation date").

Clearance and Settlement:     DTC global (including through its indirect
                              participants Euroclear and Clearstream, Luxembourg as described under "Description of Securities We
                              May Offer--Ownership and Book-Entry Issuance" in the accompanying prospectus).

CUSIP Number:                 78008EBL0

Listing: The Notes will not be listed on any securities exchange or quotation system.

Calculation Agent:            JPMorgan Chase Bank, National Association

Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page P-4 of this pricing supplement and page S-1 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                                                                                 Proceeds to
                                         Price to Public    Agent's Commission    Royal Bank
                                         ---------------    ------------------    ----------
Per Note................................     100.00%               2.00%            98.00%
Total...................................    $1,194,000            $23,880         $1,172,120


                         RBC Capital Markets Corporation

                     Pricing Supplement dated June 28, 2006

                                TABLE OF CONTENTS

Pricing Supplement
Summary....................................................................................................     P-1
Risk Factors...............................................................................................     P-4
The Commodity Markets......................................................................................     P-8
The Index..................................................................................................    P-10
Specific Terms of the Notes................................................................................    P-19
Use of Proceeds and Hedging................................................................................    P-24
Supplemental Tax Considerations............................................................................    P-25
Supplemental Plan of Distribution..........................................................................    P-28
Documents Filed as Part of the Registration Statement......................................................    P-28

Prospectus Supplement
About This Prospectus Supplement...........................................................................     S-1
Risk Factors...............................................................................................     S-1
Use of Proceeds............................................................................................     S-4
Description of the Notes We May Offer......................................................................     S-5
Certain Income Tax Consequences............................................................................    S-22
Supplemental Plan of Distribution..........................................................................    S-34
Documents Filed as Part of the Registration Statement......................................................    S-39

Prospectus
Documents Incorporated by Reference........................................................................       1
Where You Can Find More Information........................................................................       2
About This Prospectus......................................................................................       3
Caution Regarding Forward-Looking Information..............................................................       4
Royal Bank of Canada.......................................................................................       4
Risk Factors...............................................................................................       5
Use of Proceeds............................................................................................       5
Consolidated Ratios of Earnings to Fixed Charges...........................................................       5
Capitalization and Indebtedness............................................................................       6
Description of Securities We May Offer.....................................................................       6
The Trustee................................................................................................      22
Tax Consequences...........................................................................................      22
Plan of Distribution.......................................................................................      22
Benefits Plan Investor Considerations......................................................................      24
Validity of Securities.....................................................................................      25
Experts....................................................................................................      25
Limitation on Enforcement of U.S. Laws Against RBC, Our Management and Others..............................      25
Documents Filed as Part of the Registration Statement......................................................      26

SUMMARY

     The Notes (the "Notes") are medium-term notes issued by Royal Bank offering a fixed coupon and return of principal at maturity linked to the performance of the Goldman Sachs Natural Gas Excess Return Index (the "Index"). If the Index
(i) appreciates or (ii) depreciates, but during the term never falls below the downside limit level, you will receive the principal amount invested ("principal amount") on the Notes at maturity. If the Index depreciates and during the term falls below the downside limit level, you may lose up to 99% of your principal amount invested. The following is a summary of the terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The Notes may be offered to certain investors outside the United States in accordance with applicable local law. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated December 21, 2005, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated December 21, 2005, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations:

     o Interest Payments--The Notes pay a coupon of 18.00% per annum, payable quarterly in arrears.

Selected Risk Considerations:

     An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in "Risk Factors" in this pricing supplement.

     o Principal at Risk--You may lose up to 99% of your principal amount invested at maturity, if the Index depreciates and during the term falls below the downside limit level of 75% of the initial index level. The Index is based on the price of futures contracts on natural gas (the "Index Commodity"), which may change unpredictably, affecting the Index level and the value of your Notes in unforeseeable ways.

     o There May Be Little or No Secondary Market for the Notes--The Notes will not be listed on any U.S. or foreign securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. RBC Capital Markets Corporation and potentially other affiliates of Royal Bank intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

The Notes may be a suitable investment for you if:

     o    You seek current income from this investment.

     o You believe the level of the Index will increase during the term of the Notes.

     o You are willing to accept the risk of fluctuations in futures contracts for the Index Commodity.

The Notes may not be a suitable investment for you if:

     o    You are unwilling to risk any loss of principal.

     o You believe the level of the Index will decrease during the term of the Notes.

     o You prefer the lower risk and therefore accept the potentially lower returns of unindexed fixed income investments with comparable maturities and credit ratings.

     o You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

     The U.S. federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and Royal Bank will agree, in the absence of an administrative determination or a judicial ruling to the contrary, to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent debt instrument and payments for a put option. Under this characterization of the Notes, you should be required to treat a portion of the payments on the Note as an interest payment, and the remainder of the payments as amounts paid to you in respect of the put option. It is reasonable to treat the Notes as described above, but it would also be reasonable to treat the Notes as a single debt instrument subject to the special tax rules governing contingent debt instruments. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes.

     For a more complete discussion of the U.S. federal income tax consequences of your investment in the Notes, see "Supplemental Tax
Considerations--Supplemental U.S. Tax Considerations" on page P-25.

     For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations" on page P-27.

What Will the Notes Pay at Maturity?

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the Notes.

Step 1: What is the final index level and is it less than or greater than the initial index level?

The "initial index level" is the closing level of the Index on the initial valuation date and the "final index level" is the closing level of the Index on the final valuation date.

Step 2:  Calculate the percentage change.

The percentage change is equal to the following (expressed as a percentage):

                                      Final Index Level - Initial Index Level
              Percentage Change =     ---------------------------------------
                                                Initial Index Level

Step 3:  Calculate the payment at maturity.

If the final index level is greater than the initial index level, then you will receive a cash payment equal to the principal amount invested.

If the final index level is less than the initial index level, and during the term of the Notes (including on the final valuation date) has never fallen below the downside limit level, then you will receive a cash payment equal to the principal amount invested.

Otherwise, you will receive a cash payment equal to the greater of:

     (1)  principal amount + (principal amount x percentage change), and

     (2)  principal amount x 1%.

      You may lose up to 99% of your principal amount invested at maturity.

Example 1--  The principal amount is $5,000. On the final valuation date there is a 20% decline from the initial index level of 11.50, however, the index level did not fall below the downside limit level of
             8.625 during the term of the Notes.

             Total Interest Payment    $5,000 x 18% = $900

             Percentage Change         -20%

             Payment at Maturity       Because the index level did not fall
                                       below the downside limit level during the term of the Note, the payment on maturity would be equal to the principal amount of $5,000.

             $900 in total interest payment and $5,000 in principal amount returned at maturity, resulting in a 18% return on the Note.

Example 2--  The principal amount is $5,000. On the final valuation date there is a 15% increase from the initial index level of 11.50.

             Total Interest Payment    $5,000 x 18% = $900

             Percentage Change         15%

             Payment at Maturity       The payment at maturity would be equal to
                                       the principal amount of $5,000.

             $900 in total interest payment and $5,000 in principal amount returned at maturity, resulting in a 18% return on the Note.

Example 3--  The principal amount is $5,000. On the final valuation date there is a 5% decrease from the initial index level of 11.50 and the index level fell below the downside limit level of 8.625 during the term of the Notes.

             Total Interest Payment    $5,000 x 18% = $900

             Percentage Change         -5%

             Payment at Maturity       The payment at maturity would be equal to
                                       the greater of:

                                       (1)  principal amount + (principal amount
                                            x percentage change) = $5,000 +
                                            ($5,000 x -5%) = $4,750, and

                                       (2)  principal amount x 1% = $5,000 x 1%
                                            = $50

             $900 in total interest payment and $4,750 in principal amount returned at maturity, resulting in a 13% return on the Note.

Example 4--  The principal amount is $5,000. On the final valuation date there is a 100% decrease from the initial index level of 11.50 and the index level fell below the downside limit level of 8.625 during the term of the Notes.

             Total Interest Payment    $5,000 x 18% = $900

             Percentage Change         -100%

             Payment at Maturity       The payment at maturity would be equal to
                                       the greater of:

                                       (3)  principal amount + (principal amount
                                            x percentage change) = $5,000 +
                                            ($5,000 x -100%) = $0, and

                                       (4)  principal amount x 1% = $5,000 x 1%
                                            = $50

             $900 in total interest payment and $50 in principal amount returned at maturity, resulting in a -81% return on the Note.

RISK FACTORS

     The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return at maturity of your principal amount invested in the Notes is linked to the performance of the Index. Investing in the Notes is not equivalent to investing directly in the Index Commodity comprising the Index or the Index itself. See "The Index" below for more information.

     This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

Although the Notes Pay a Coupon, your Return of Principal Amount Invested Is at Risk.

     You may lose up to 99% of your principal amount invested at maturity, if the Index depreciates and during the term falls below the downside limit level of 75% of the initial index level. Even when taking the interest payments into consideration, you may lose up to 81% of the amount you invested in the Notes.

Owning the Notes Is Not the Same As Owning an Exchange-Traded Futures Contract on the Index Commodity.

     The return on your Notes will not reflect the return you would realize if you actually owned exchange-traded futures contract on the Index Commodity for a similar period. Even if the level of the Index increases above the initial index level during the term of the Notes, the market value of the Notes may not increase by the same amount. It is also possible for the level of the Index to increase while the market value of the Notes declines.

There May Not Be an Active Trading Market for the Notes--Sales in the Secondary Market May Result in Significant Losses.

     There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. RBC Capital Markets Corporation and other affiliates of Royal Bank currently intend to make a market for the Notes, although they are not required to do so. RBC Capital Markets Corporation or any other affiliate of Royal Bank may stop any such market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.

     If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

Many Factors Affect the Market Value of the Notes.

     The market value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the market value of the Notes caused by another factor and that the effect of one factor may compound the decrease in the market value of the Notes caused by another factor. For example, a change in the volatility of the Index may offset some or all of any increase in the market value of the Notes attributable to another factor, such as an increase in the level of the Index. In addition, a change in interest rates may offset other factors that would otherwise change the level of the Index and, therefore, may change the market value of the Notes. We expect that the market value of the Notes will depend substantially on the amount, if any, by which the final index level exceeds or does not exceed the initial index level. If you choose to sell your Notes when the level of the Index exceeds the initial index level, you may receive substantially less than the amount that would be payable at maturity based on this level because of the expectation that the level of the Index will continue to fluctuate until the final index level is determined. We believe that other factors that may influence the value of the Notes include:

     o the price of natural gas, as represented by natural gas futures contracts;

     o the volatility (the frequency and magnitude of changes in level) of the Index and in particular market expectations regarding the volatility of the Index;

     o    interest rates in general;

     o our creditworthiness, as represented by our credit ratings or as otherwise perceived in the market;

     o    suspension or disruptions of market trading in the commodity markets;

     o    the time remaining to maturity; and

     o geopolitical, economic, financial, political, regulatory or judicial events as well as other conditions that may affect the price of natural gas.

Regulation of the Commodity Markets Is Extensive and Constantly Changing; Future Regulatory Developments Are Impossible to Predict and May Significantly and Adversely Affect the Value of the Notes.

     The level of the Index will depend primarily on the trading price of futures contracts on the Index Commodity in the commodity markets. Futures contracts and options on futures contracts markets, including those relating to natural gas, are subject to extensive statutes, regulations and margin requirements. The Commodity Futures Trading Commission and exchanges, including the New York Mercantile Exchange, one of the commodity exchanges on which the Index Commodity is traded, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, the New York Mercantile Exchange has regulations that limit the amount of fluctuation in futures contract prices which may occur during a single five-minute trading period. These limits could adversely affect the market price of the Index Commodity futures contracts and forward contracts. The regulation of commodity transactions in the United States is subject to ongoing modification by government and judicial action. In addition, various national governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivatives markets in general. The effect of any future regulatory change on the value of the Notes is impossible to predict, but could be substantial and adverse to holders of the Notes.

Contract Pricing in the Commodity Markets Will Affect the Index Performance
Level.

     As the contracts that underlie the Index come to expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify a December expiration. As time passes, the December contract is replaced by a contract for delivery in February. This is accomplished by selling the December contract and purchasing the February contract. This process is referred to as "rolling". If the market for these contracts (putting aside other considerations) is in "backwardation," which describes a situation where the prices are lower in the distant delivery months than in the nearest delivery months, the sale of the December contract will take place at a price that is higher than the price at which that contract was originally purchased in August, thereby creating the "roll yield". While the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Some commodity futures contracts have historically traded in "contango" markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Contango in the commodity markets could result in negative "roll yields," which could adversely affect the level of the Index and accordingly, because of the formula used, decrease the maturity payment amount on your Note. Natural gas futures contracts have experienced both contango and backwardation in the past. Therefore, it is expected that the level of the Index, relative to the actual price of natural gas, will be adversely affected by negative roll yields.

Royal Bank and its Affiliates Have No Affiliation with the Index Sponsor and Are Not Responsible for its Public Disclosure of Information.

     We and our affiliates are not affiliated with the Index Sponsor in any way (except for licensing arrangements discussed below under "Index--License Agreement") and have no ability to control or predict any of its actions, including any errors in or discontinuation of disclosure regarding any of their methods or policies relating to the calculation of the level of the Index. If the Index Sponsor discontinues or suspends the calculation of the Index, it may become difficult to determine the market value of the Notes or the maturity payment amount. The calculation agent may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the Index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See "Specific Terms of the Notes -- Market Disruption Event" and "-- Discontinuation of the Index; Adjustments to the Index". The Index Sponsor is not involved in the offer of the Notes in any way and has no obligation to consider your interest as an investor in Notes in taking any actions that might affect the value of your Notes.

     We have derived the information about the Index Sponsor and the Index in this pricing supplement from publicly available information, without independent verification. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about the Index Sponsor or the Index contained in this pricing supplement. You, as an investor in the Notes, should make your own investigation into the Index Sponsor and the Index.

Historical Performance of the Index Should Not Be Taken as an Indication of the Future Levels of the Index During the Term of the Notes.

     The trading prices of futures and futures options contracts relating to natural gas will determine the level of the Index at any given time. Natural gas futures have performed differently in the past and are expected to perform differently in the future. As a result, it is impossible to predict whether the level of the Index will rise or fall. Trading prices of natural gas futures and the markets in which natural gas futures are traded will be influenced by complex and interrelated political, economic, financial and other factors.

Trading and Other Transactions by Royal Bank or its Affiliates in the Index Commodity, or in Futures, Options, Exchange-Traded Funds or Other Derivative Products on the Index Commodity or the Index May Impair the Market Value of the Notes.

     As described below under "Use of Proceeds and Hedging" in this pricing supplement, we or one or more affiliates may hedge our obligations under the Notes by purchasing or selling futures or options on the Index Commodity or the Index, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Index Commodity or the Index, and we may adjust these hedges by, among other things, purchasing or selling the Index Commodity, futures, options or exchange-traded funds or other derivative instruments at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of the Index Commodity and the level of the and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

     We or one or more of our affiliates may also engage in trading in the Index Commodity, the exchange-traded futures contracts on the Index Commodity, and other investments relating to the Index Commodity on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the market price of the Index Commodity, the exchange-traded futures contracts on the Index Commodity, and the level of the Index and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Index Commodity, the exchange-traded futures contracts on the Index Commodity, or the Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

The Business Activities of Royal Bank or its Affiliates May Create Conflicts of Interest.

     As noted above, we and our affiliates expect to engage in trading activities related to the Index Commodity and the exchange-traded futures contracts on the Index Commodity and the Index, that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interest in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the Index, could be adverse to the interests of the holders of the Notes. Moreover, we and our affiliates have published and in the future expect to publish research reports with respect to the Index Commodity and physical commodities generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us and our affiliates may affect the market price of the Index Commodity, the exchange-traded futures contracts on the Index Commodity and the level of the Index and, therefore, the market value of the Notes.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

     Significant aspects of the tax treatment of the Notes are uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the Notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the sections entitled "Summary--What Are the Tax Consequences?" and "Supplemental Tax Considerations" in this pricing supplement, and the section "Certain Income Tax Consequences" in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

The Calculation Agent May Postpone the Determination of the Final Index Level and, Therefore, the Maturity Date If a Market Disruption Event Occurs on the Final Valuation Date

     The final valuation date and, therefore, the determination of the final index level may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date with respect to the Index. If a postponement occurs, the calculation agent will use the closing level of the Index on the next succeeding business day on which no market disruption event occurs or is continuing as the final index level. As a result, the maturity date for the Notes would be postponed. You will not be entitled to compensation from us or the calculation agent for any loss suffered as a result of the occurrence of a market disruption event, any resulting delay in payment or any change in the level of the Index after the final valuation date. See "Specific Terms of the Notes -- Market Disruption Event" in this pricing supplement.

Royal Bank Has a Non-Exclusive Right to Use the Index

     We have been granted a non-exclusive right to use the Index and related service marks and trademarks in connection with the Notes. If we breach our obligations under the license, the Index Sponsor will have the right to terminate the license. If Index Sponsor chooses to terminate the license agreement, we still have the right to use the Index and related service marks and trademarks in connection with the Notes until their maturity, provided that we cure our breach within thirty days of the termination of the license. If we fail to cure this breach, it may become difficult for us to determine the redemption amount of the Notes. The calculation agent in this case will determine the final index level or the fair market value of the Notes--and thus the amount payable at maturity--in a manner it considers appropriate in its reasonable discretion.

THE COMMODITY MARKETS

     The GSNG-ER comprises the same natural gas futures contracts, and only the natural gas futures contracts, included in the Goldman Sachs Commodity Index ( the "GSCI"). For a description of the relationship between the GSCI and the GSNG-ER, see "The Index". The following discussion describes the transactions and procedures upon which these indices are based.

     Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the contracts included in the GSCI are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as "short") and acquired by the purchaser (whose position is therefore described as "long") or in which the cash settlement amount is to be made.

     There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as "initial margin". This amount varies based on the requirements imposed by the exchange clearing houses, but may be as low as 5% or less of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

     By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return that may be realized from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent payments on a daily basis as the price of the futures contract fluctuates. These payments are called "variation margin" and make the existing positions in the futures contract more or less valuable, a process known as "marking to market".

     Futures contracts are traded on organized exchanges, known as "contract markets" in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader's profit or loss.

     U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description.

     From its inception to the present, the GSCI has been comprised exclusively of futures contracts traded on regulated exchanges. This has been due to the fact that, historically, regulated futures exchanges were the only types of facilities for the trading of commodities that provided centralized trading mechanisms and public reports of trading activity that reflected the prices and volumes of transactions executed in the relevant market. Recently, however, a number of electronic trading facilities have developed that offer trading in physical commodities and over-the-counter derivatives on commodities (such as swaps and forward contracts), through a centralized forum. Many of these facilities also provide price and volume reports to their participants and, in some cases, to the public. Such trading facilities are becoming a more significant component of the commodity trading market. In addition, recent amendments to the Commodity Exchange Act permit such trading facilities to operate without being regulated in the same manner as organized futures exchanges.

     In response to these developments, the Index Sponsor, in consultation with the Policy Committee, as discussed under "The Index--The Policy Committee" below, has modified the methodology for determining the commodities and contracts to be included in the GSCI in order to permit the inclusion of contracts traded on trading facilities other than regulated futures exchanges. The criteria for determining the contracts to be included in the GSCI, and the methodology for calculating the GSCI are summarized below. At present, the GSCI continues to be comprised exclusively of futures contracts traded on regulated futures exchanges. However, pursuant to the recent modifications to the GSCI methodology, the GSCI may in the future include contracts traded on other types of trading facilities. Such contracts may include, but will not necessarily be limited to, swaps and spot or forward contracts on a variety of physical commodities. In the commodities context, swaps are bilateral transactions that typically provide for the parties to make payments over a period of time either in a fixed amount or in an amount determined by reference to the price of a commodity. Spot and forward contracts typically provide for delivery of a commodity either at a stated time in the future or over a specified period of time, in return for a fixed purchase price (although such contracts may on occasion be settled through cash payments rather than physical delivery).

     Transactions in such contracts executed through a trading facility may be bilateral transactions between two principals, in which case the parties are generally responsible for settlement of the transactions and for establishing any applicable credit terms, which may consist of futures-style margining but typically involve deposits of collateral and periodic adjustments of the amount of the collateral required. Alternatively, certain trading facilities may provide for contracts to be cleared through a centralized clearing house similar (or identical) to the types of clearing houses that provide clearing services to regulated futures markets. The terms of the contracts traded through these trading facilities, as well as the manner in which they are traded and the manner in which the prices and volumes of transactions are reported, may differ significantly from the comparable features of regulated futures contracts. In addition, the trading facilities may be subject to less regulation than regulated futures exchanges or, in some cases, to no substantive regulation.

THE INDEX

     The following is a description of the Goldman Sachs Natural Gas Excess Return Index (the "Index"). We have obtained all information regarding the Index contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by Goldman, Sachs & Co. (the "Index Sponsor"). The Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the Index at any time. We make no representation or warranty as to the accuracy or completeness of such information. You, as an investor in the Notes, should make your own investigation into the Index and the Index Sponsor.

     The GSNG-ER reflects the excess returns that are potentially available through an unleveraged investment in the natural gas futures contracts, and only the natural gas futures contracts, of the GSCI. The GSCI is an index on a production-weighted basket of physical non-financial commodities that satisfy specified criteria, and is designed to be a measure of the performance over time of the markets for these commodities. The "GSNG" is the natural gas-only element of the GSCI and is comprised solely of those natural gas futures contracts included in the GSCI. For a description of how contracts are selected for the GSCI and a discussion of the GSCI in general, see below under "--The GSCI".

Value of the GSNG-ER

     The value of the GSNG-ER on any given day is equal to the total dollar weight of the GSNG divided by a normalizing constant that assures the continuity of the GSNG-ER over time. The dollar weight of the GSNG on any given day is equal to:

     o    the daily contract reference price,

     o    multiplied by the contract production weight (CPW) of natural gas, and

     o during a roll period, the appropriate "roll weights" (discussed below).

     The daily contract reference price used in calculating the dollar weight of natural gas on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of the Index Sponsor, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided, that, if the price is not made available or corrected by 4:00 P.M. New York City time, the Index Sponsor may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable natural gas futures contract in its reasonable judgment for purposes of the relevant GSNG calculation. In that event, the Index Sponsor will disclose the basis for its determination of such price to any investor on request. Requests should be directed to the Index Sponsor at 85 Broad Street, New York, New York 10004, Attn: Commodity Sales and Trading Department, Tel. (212) 902-7700, Fax. (212) 357-1248. The value of the GSNG has been normalized such that its hypothetical level on January 2, 1970 was 100.

Calculation of the GSNG-ER

     The value of the GSNG-ER on any GSCI Business Day is equal to the product of (i) the value of the GSNG-ER on the immediately preceding GSCI Business Day multiplied by (ii) the contract daily return on the GSCI Business Day on which the calculation is made. We use the term GSCI Business Day to mean each day on which the offices of the Index Sponsor in New York City are open for business.

Contract Daily Return

     The contract daily return on any given day is equal to the applicable daily contract reference price on the relevant contract multiplied by the CPW of natural gas and the appropriate "roll weight," divided by the total dollar weight of the GSNG on the preceding day, minus one. The "roll weight" of a commodity reflects the fact that the positions in futures contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the GSNG is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the GSNG also takes place over a period of days at the beginning of each month (referred to as the "roll period"). On each day of the roll period, the "roll weights" of the first nearby contract expirations and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the GSNG is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

     If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

     o no daily contract reference price is available for a given contract expiration;

     o any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as a "Limit Price");

     o the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time. In that event, the Index Sponsor may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided, that, if the trading facility publishes a price before the opening of trading on the next day, the Index Sponsor will revise the portion of the roll accordingly; or

     o trading in the relevant contract terminates prior to its scheduled closing time.

     If any of these conditions exist throughout the roll period, the roll with respect to the affected contract will be effected in its entirety on the next day on which such conditions no longer exist.

Historical Closing Levels of the Index

         Since its inception, the GSNG-ER has experienced significant fluctuations. Any historical upward or downward trend in the level of the GSNG-ER during any period shown below is not an indication that the level of the GSNG-ER is more or less likely to increase or decrease at any time during the term of the notes. The historical GSNG-ER levels do not give an indication of future performance of the GSNG-ER. We cannot assure you that the future performance of the GSNG-ER or the futures contracts on natural gas will result in holders of the Notes receiving an amount equal to the outstanding face amount of the Notes on the stated maturity date.

         The following chart shows the performance of the GSNG-ER of the period from January 2, 1996 to June 6, 2006.

     The Index Sponsor began calculating the GSNG-ER in January 1991.

     THE HYPOTHETICAL HISTORICAL PERFORMANCE REFLECTED IN THE GRAPH SET FORTH BELOW IS BASED ON THE GSNG-ER SELECTION CRITERIA IDENTIFIED ABOVE AND ON ACTUAL PRICE MOVEMENTS IN THE RELEVANT MARKETS ON THE RELEVANT DATE. WE CANNOT ASSURE YOU, HOWEVER, THAT THIS PERFORMANCE WILL BE REPLICATED IN THE FUTURE OR THAT THE HYPOTHETICAL HISTORICAL PERFORMANCE OF THE GSNG-ER WILL SERVE AS A RELIABLE INDICATOR OF ITS FUTURE PERFORMANCE.

           Goldman Sachs Commodity Indices Natural Gas Excess Return
                              (12/31/93 - 6/28/06)
                                [GRAPH OMITTED]

         Source:  Bloomberg LP

The GSCI Excess Return Index and the GSCI

     The GSCI Excess Return Index was established in May 1991 and reflects the excess returns that are potentially available through an unleveraged investment in the contracts composing the GSCI. The value of the GSCI, on any given day, reflects

     o the price levels of the contracts included in the GSCI (which represents the value of the GSCI); and

     o the "contract daily return," which is the percentage change in the total dollar weight of the GSCI from the previous day to the current day.

     Each of these components is described below.

     The GSCI is a proprietary index that the Index Sponsor has developed and calculates. As part of its investment banking operations, the Index Sponsor engages, both directly and indirectly through its affiliates, in futures market brokerage, financial futures trading and hedging, dealing in foreign exchange and other activities. J. Aron & Co., an affiliate of the Index Sponsor, trades as principal in foreign exchange, crude oil and petroleum products, natural gas, electricity and in gold, silver, platinum group and base metals and in related derivative instruments.

     The GSCI is an index on a production weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria. The GSCI is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the GSCI are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the GSCI are weighted, on a production basis, to reflect the relative significance (in the view of the Index Sponsor, in consultation with the Policy Committee, as described below) of such commodities to the world economy. The fluctuations in the value of the GSCI are intended generally to correlate with changes in the prices of such physical commodities in global markets. The GSCI was established in 1991 and has been normalized so that its hypothetical level on January 2, 1970 was 100. Futures contracts on the GSCI, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

     Set forth below is a summary of the composition of and the methodology used to calculate the GSCI as of the date of this pricing supplement. The methodology for determining the composition and weighting of the GSCI and for calculating its value is subject to modification in a manner consistent with the purposes of the GSCI, as described below. The Index Sponsor makes the official calculations of the GSCI. At present, this calculation is performed continuously and is reported on Reuters page GSCI (or any successor or replacement page) and is updated on Reuters at least once every three minutes during business hours on each day on which the offices of the Index Sponsor in New York City are open for business, which we refer to as a "GSCI Business Day" for the purposes of this description. The settlement price for the GSCI Excess Return Index is also reported on Reuters page GSCI (or any successor or replacement page) at the end of each GSCI Business Day.

     The Index Sponsor, and certain of its affiliates will trade the contracts composing the GSCI or any of its sub-indexes, as well as the underlying commodities and other derivative instruments thereon, for their proprietary accounts and other accounts under their management. The Index Sponsor, and certain of its affiliates may underwrite or issue other securities or financial instruments indexed to the GSCI or any of its sub-indexes and license the GSCI or any of its sub-indexes for publication or for use by unaffiliated third parties. These activities could present certain conflicts of interest and could adversely affect the value of the GSCI or any of its sub-indexes. There may be conflicts of interest between you and the Index Sponsor. See "Risk Factors -- Additional potential conflicts of interest could arise" above.

     In light of the rapid development of electronic trading platforms and the potential for significant shifts in liquidity between traditional exchanges and such platforms, the Index Sponsor has undertaken a review of both the procedures for determining the contracts to be included in the GSCI and the procedures for evaluating available liquidity on an intra-year basis in order to provide GSCI market participants with efficient access to new sources of liquidity and the potential for more efficient trading. In particular, the Index Sponsor, in consultation with the Policy Committee described below, is examining the conditions under which an instrument traded on an electronic platform, rather than a traditional futures contract traded on a traditional futures exchange, should be permitted to be included in the GSCI and how the composition of the GSCI should respond to rapid shifts in liquidity between such instruments and contracts currently included in the GSCI. Any changes made to the GSCI composition or methodology as a result of this examination will be announced by the Index Sponsor and provided in a written statement to any investor upon request to the calculation agent.

The Policy Committee

     The Index Sponsor has established a Policy Committee to assist it in connection with the operation of the GSCI. The Policy Committee meets on a regular basis and at other times upon the request of the Index Sponsor. The principal purpose of the Policy Committee is to advise the Index Sponsor with respect to, among other things, the calculation of the GSCI, the effectiveness of the GSCI as a measure of commodity futures market performance and the need for changes in the composition or in the methodology of the GSCI. The Policy Committee acts solely in an advisory and consultative capacity; all decisions with respect to the composition, calculation and operation of the GSCI are made by the Index Sponsor.

     The Policy Committee generally meets in October of each year. Prior to the meeting, the Index Sponsor determines the commodities to be included in the GSCI for the following calendar year, as well as the weighting factors for each commodity. The Policy Committee members receive the proposed composition of the GSCI in advance of the meeting and discuss the composition at the meeting. The Index Sponsor also consults the Policy Committee on any other significant matters with respect to the calculation or operation of the GSCI. The Policy Committee may, if necessary or practicable, meet at other times during the year as issues arise that warrant its consideration.

Composition of the GSCI

     In order to be included in the GSCI, a contract must satisfy the following eligibility criteria:

          o The contract must be in respect of a physical commodity and not a financial commodity.

          o    In addition, the contract must:

               o have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and

               o at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement.

     The commodity must be the subject of a contract that:

          o    is denominated in U.S. dollars;

          o is traded on or through an exchange, facility or other platform (referred to as a "trading facility") that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and that:

                    o makes price quotations generally available to its members or participants (and, if the Index Sponsor is not such a member or participant, to the Index Sponsor) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

                    o makes reliable trading volume information available to the Index Sponsor with at least the frequency required by the Index Sponsor to make the monthly determinations;

                    o accepts bids and offers from multiple participants or price providers; and

                    o is accessible by a sufficiently broad range of participants.

     The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the "daily contract reference price") generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the GSCI. In appropriate circumstances, however, the Index Sponsor, in consultation with the Policy Committee, may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

     At and after the time a contract is included in the GSCI, the daily contract reference price for such contract must be published between 10:00 A.M. and 4:00 P.M., New York City time, on each business day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and, if the Index Sponsor is not such a member or participant, to the Index Sponsor) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

     For a contract to be eligible for inclusion in the GSCI, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

     A contract that is:

          o Not included in the GSCI at the time of determination and that is based on a commodity that is not represented in the GSCI at such time must, in order to be added to the GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

          o Already included in the GSCI at the time of determination and that is the only contract on the relevant commodity included in the GSCI must, in order to continue to be included in the GSCI after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$5 billion and at least US$10 billion during at least one of the three most recent annual periods used in making the determination.

          o Not included in the GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the GSCI at such time must, in order to be added to the GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized of at least US$30 billion.

          o Already included in the GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the GSCI at such time must, in order to continue to be included in the GSCI after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$10 billion and at least US$20 billion during at least one of the three most recent annual periods used in making the determination.

     A contract that is already included in the GSCI at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the GSCI and each contract's percentage of the total is then determined. A contract that is not included in the GSCI at the time of determination must, in order to be added to the GSCI at such time, have a reference percentage dollar weight of at least 1.00%.

     In the event that two or more contracts on the same commodity satisfy the eligibility criteria, such contracts will be included in the GSCI in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first, provided that no further contracts will be included if such inclusion would result in the portion of the GSCI attributable to such commodity exceeding a particular level. If additional contracts could be included with respect to several commodities at the same time, that procedure is first applied with respect to the commodity that has the smallest portion of the GSCI attributable to it at the time of determination. Subject to the other eligibility criteria set forth above, the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the GSCI attributable to it.

     The contracts currently included in the GSCI are all futures contracts traded on the New York Mercantile Exchange, Inc. ("NYM"), the International Petroleum Exchange ("IPE"), the Chicago Mercantile Exchange ("CME"), the Chicago Board of Trade ("CBT"), the Coffee, Sugar & Cocoa Exchange, Inc. ("CSC"), the New York Cotton Exchange ("NYC"), the Kansas City Board of Trade ("KBT"), the Commodities Exchange Inc. ("CMX") and the London Metal Exchange ("LME").

     The futures contracts currently included in the GSCI, their percentage dollar weights ("PDW"), their market symbols, the exchanges on which they are traded and their contract production weights for 2006 are:

                    Commodity                      Current PDW*  Market Symbol      Trading Facility       2006 CPW
                    ---------                      ------------  -------------      ----------------       --------
Wheat (Chicago Wheat)                                 2.42%            W              Agricultural         16038.08
Wheat (Kansas Wheat)                                  1.02%            KW             Agricultural         5513.733
Corn                                                  2.23%            C              Agricultural         23876.59
Soybeans                                              1.32%            S              Agricultural         6150.412
Coffee "C"                                            0.57%            KC             Agricultural         15751.59
Sugar #11                                             1.73%            SB             Agricultural         296927.0
Cocoa                                                 0.17%            CC             Agricultural            3.177

                    Commodity                      Current PDW*  Market Symbol      Trading Facility       2006 CPW
                    ---------                      ------------  -------------      ----------------       --------
Cotton #2                                             0.79%            CT             Agricultural         41513.05
Lean Hogs                                             1.43%            LH              Livestock           58311.84
Cattle (Live Cattle)                                  2.08%            LC              Livestock           69982.92
Cattle (Feeder Cattle)                                0.62%            FC              Livestock           15331.31
Oil (No. 2 Heating Oil, NY)                           8.29%            HO                Energy            111515.9
Oil (Gasoil)                                          4.57%           LGO                Energy            194.4298
Oil (Unleaded Reg. Gas, NY)                           8.42%            HU                Energy            108332.7
Oil (WTI Crude Oil)                                   31.01%           CL                Energy            11730.68
Oil (Brent Crude Oil)                                 14.64%          LCO                Energy            5555.881
Natural Gas                                           6.44%            NG                Energy            26870.01
High Grade Primary Aluminum                           3.17%            IA                Metals             32.1604
Copper -- Grade A                                     4.41%            IC                Metals               14.96
Standard Lead                                         0.25%            IL                Metals               6.424
Primary Nickel                                        0.91%            IN                Metals               1.112
Special High Grade Zinc                               1.25%            IZ                Metals                8.95
Gold                                                  2.00%            GC                Metals            82.56313
Silver                                                0.28%            SI                Metals            574.8554
--------------------------------------------------
*Percentage dollar weights as of May 30, 2006.


     The quantity of each of the contracts included in the GSCI is determined on the basis of a five-year average (referred to as the "world production average") of the production quantity of the underlying commodity as published by the United Nations Statistical Yearbook, the Industrial Commodity Statistics Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, the Index Sponsor, in consultation with the Policy Committee, may calculate the weight of such commodity based on regional, rather than world, production data. At present, natural gas is the only commodity the weights of which are calculated on the basis of regional production data, with the relevant region defined as North America.

     The five-year moving average is updated annually for each commodity included in the GSCI, based on the most recent five-year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights, or CPWs, used in calculating the GSCI are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity. However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

     In addition, the Index Sponsor performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the GSCI is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the GSCI to shift from contracts that have lost substantial liquidity into more liquid contracts, during the course of a given year. As a result, it is possible that the composition or weighting of the GSCI will change on one or more of these monthly evaluation dates. In addition, regardless of whether any changes have occurred during the year, the Index Sponsor reevaluates the composition of the GSCI, in consultation with the Policy Committee, at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the GSCI. Commodities included in the GSCI which no longer satisfy such criteria, if any, will be deleted.

     The Index Sponsor, in consultation with the Policy Committee, also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the GSCI are necessary or appropriate in order to assure that the GSCI represents a measure of commodity market performance. The Index Sponsor has the discretion to make any such modifications, in consultation with the Policy Committee. Upon request, the Index Sponsor will disclose to any investor any such modifications that are made. Requests should be directed to the Index Sponsor at the following address:
85 Broad Street, New York, New York 10004.

Contract Expirations

     Because the GSCI comprises actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as "contract expirations". The contract expirations included in the GSCI for each commodity during a given year are designated by the Index Sponsor, in consultation with the Policy Committee, provided that each such contract must be an "active contract". An "active contract" for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

     If a trading facility deletes one or more contract expirations, the GSCI will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by the Index Sponsor. If a trading facility ceases trading in all contract expirations relating to a particular contract, the Index Sponsor may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the GSCI. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the GSCI. If that timing is not practicable, the Index Sponsor will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications and contract expirations.

License Agreement

     We have entered into a non-exclusive license agreement with Goldman, Sachs & Co. (the "Index Sponsor"), which allows us and our affiliates to use the Index in connection with the issuance of certain securities, including the Notes. We are not affiliated with the Index Sponsor; the only relationship between the Index Sponsor and us is the licensing of the use of the Index and trademarks relating to the Index.

     The Index Sponsor is under no obligation to continue the calculation and dissemination of the Goldman Sachs Natural Gas Excess Return Index. The Notes are not sponsored, endorsed, sold or promoted by the Index Sponsor No inference should be drawn from the information contained in this pricing supplement that the Index Sponsor makes any representation or warranty, implied or express, to us, any holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Index to track general stock market performance.

     The Index Sponsor determines, composes and calculates the Goldman Sachs Natural Gas Excess Return Index without regard to the Notes. Goldman Sachs & Co. has no obligation to take into account your interest, or that of anyone else having an interest, in the Notes in determining, composing or calculating the Goldman Sachs Natural Gas Excess Return Index. The Index Sponsor is not responsible for, and has not participated in the determination of, the terms, prices or amount of the Notes and will not be responsible for, or participate in, any determination or calculation regarding the principal amount of the Notes payable at maturity. The Index Sponsor has no obligation or liability in connection with the administration, marketing or trading of the Notes.

     The Index Sponsor disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Goldman Sachs Natural Gas Excess Return Index or the manner in which the Goldman Sachs Natural Gas Excess Return Index is applied in determining the initial index level or the final index level or any amount payable upon maturity of the Notes.

     Goldman Sachs, GSCI(R), GSCI(R) Excess Return Index, Goldman Sachs Natural Gas Excess Return Index and Goldman Sachs Commodity Index are trademarks or service marks of the Index Sponsor and have been licensed for use by us in connection with the Notes.

     The Notes are not sponsored, endorsed, sold or promoted by the Index Sponsor. The Index Sponsor makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the GSCI Excess Return Index to track general commodity market performance. The Index Sponsor's only relationship to us is the licensing of the GSCI, which is determined, composed and calculated by the Index Sponsor without regard to us or the Notes. The Index Sponsor has no obligation to take the needs of us or the holders of the Notes into consideration in determining, composing or calculating the GSCI. The Index Sponsor is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The Index Sponsor has no obligation or liability in connection with the administration, marketing or trading of the Notes.

     GOLDMAN, SACHS & CO. DOES NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE GSCI EXCESS RETURN INDEX OR ANY DATA INCLUDED THEREIN. GOLDMAN, SACHS & CO. MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE GSCI EXCESS RETURN INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. GOLDMAN, SACHS & CO. MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE GSCI EXCESS RETURN INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL GOLDMAN, SACHS & CO. HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SPECIFIC TERMS OF THE NOTES

     In this section, references to "holders" mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled "Description of the Notes We May Offer--Legal Ownership" in the accompanying prospectus supplement and "Description of the Securities We May Offer--Ownership and Book-Entry Issuance" in the accompanying prospectus.

     The Notes are part of a series of senior debt securities entitled "Senior Global Medium-Term Notes, Series B" (the "medium-term notes") that we may issue under the senior indenture, dated October 23, 2003, between Royal Bank and JPMorgan Chase Bank, N.A., as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in "Description of the Notes We May Offer" in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

     Please note that the information about the price to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

     We describe the terms of the Notes in more detail below. References to "Index" mean the Goldman Sachs Natural Gas Excess Return Index.

Coupon

     Interest on the Notes will accrue at a rate equal to 18% per annum from and including June 30, 2006 and will be payable quarterly in arrears on September 30, 2006, December 29, 2006, March 30, 2007 and June 29, 2007.

Denomination

     We will offer the Notes in denominations of $5,000 and integral multiples of $1,000 in excess thereof (except that non-U.S. investors may be subject to higher minimums, including certain investors who are residents of countries located in the Eurozone, for whom the minimum may be $50,000).

Defeasance

     There shall be no defeasance, full or covenant, applicable to the Notes.

Downside Limit Level

     You will receive the full amount of you principal amount invested so long as the index level does not fall below 75% of the initial index level (the "downside limit level") at any time during the term of the Notes. If the index level falls below the downside limit level, you may lose up to 99% of your principal amount invested.

Payment at Maturity

If the final index level is greater than the initial index level, then, at maturity, you will receive a cash payment equal to the principal amount invested.

If the final index level is less than the initial index level, and during the term of the Notes (including on the final valuation date) has never fallen below the downside limit level, then, at maturity, you will receive a cash payment equal to the principal amount invested.

Otherwise (i.e., if the final index level is less than the initial index level and during the term of the Notes has fallen below the downside limit level), you will receive a cash payment equal to the greater of:

     (1)  principal amount + (principal amount x percentage change), and

     (2)  principal amount x 1%.

     The "percentage change" will be calculated as follows:

                                   Final Index Level - Initial Index Level
        Percentage Change =        ---------------------------------------
                                             Initial Index Level

where, the "initial index level" is the closing level of the Index on the initial valuation date and the "final index level" is the closing level of the Index on the final valuation date.

Maturity Date

     If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the third business day before this applicable day does not qualify as the final valuation date referred to below, then the maturity date will be the third business day following the final valuation date. The calculation agent may postpone the final valuation date--and therefore the maturity date--if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under "--Market Disruption Event" below.

Final Valuation Date

     The final valuation date will be the final valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days.

Market Disruption Event

     As set forth under "--Payment at Maturity" above, the calculation agent will determine the final index level on the final valuation date. As described above, the final valuation date may be postponed and thus the determination of the final index level may be postponed if the calculation agent determines that, on the final valuation date, a market disruption event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the closing level of the Index on the first business day after the final valuation date on which no market disruption event occurs or is continuing as the final index level. In no event, however, will the determination of the final index level be postponed by more than ten business days.

     If the determination of the final index level is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the final index level will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the closing level of the Index that would have prevailed in the absence of the market disruption event and determine the final index level.

     Any of the following will be a market disruption event:

     o a suspension, absence or material limitation of trading in the Index Commodity for more than two hours or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion;

     o a suspension, absence or material limitation of trading in option or futures contracts relating to the Index or the Index Commodity in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion;

     o the Index is not published, as determined by the calculation agent in its sole discretion; or

     o in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under "Use of Proceeds and Hedging".

     The following events will not be market disruption events:

     o a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

     o a decision to permanently discontinue trading in the option or futures contracts relating to the Index or the Index Commodity.

     For this purpose, an "absence of trading" in the primary securities market on which option or futures contracts related to the Index or the Index Commodity are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

     If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under "--Default Amount".

     For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Description of Debt Securities--Modification and Waiver" and "--Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies".

Default Amount

     The default amount for the Notes on any day will be an amount, in U.S. dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

     o the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

     o the reasonable expenses, including reasonable attorneys' fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest--or, if there is only one, the only--quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

     o    no quotation of the kind referred to above is obtained, or

     o every quotation of that kind obtained is objected to within five business days after the due date as described above.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

     o A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

     o P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Discontinuation of the Index; Adjustments to the Index

     If the Index Sponsor discontinues publication of the Index and it or any other person or entity publishes a substitute index that the calculation agent determines is comparable to the Index and approves as a successor index, then the calculation agent will determine the percentage change, initial index level, final index level and the amount payable at maturity by reference to such successor index.

     If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on any date when the value of the Index is required to be determined, the calculation agent will instead make the necessary determination by reference to futures contracts on the Index Commodity or another index and will apply a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

     If the calculation agent determines that the Index Commodity or the method of calculating the Index has been changed at any time in any respect--including any addition, deletion or substitution of the Index Commodity and whether the change is made by the Index Sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting the Index Commodity or is due to any other reason--that causes the Index not to fairly represent the value of the Index had such changes not been made or that otherwise affects the calculation of the percentage change, initial index level, final index level or the amount payable at maturity, then the calculation agent may make adjustments in this method of calculating the Index that it believes are appropriate to ensure that the final index level and/or percentage change used to determine the principal amount payable on the maturity date is equitable.

     All determinations and adjustments to be made by the calculation agent with respect to the percentage change, initial index level, final index level, the amount payable at maturity or otherwise relating to the closing level of the Index may be made by the calculation agent in its sole discretion.

Manner of Payment and Delivery

     Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

     When we refer to a business day with respect to the Notes, we mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City are authorized or obligated by law or executive order to close.

Role of Calculation Agent

     JPMorgan Chase Bank, National Association will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the value of the Notes at maturity, market disruption events, business days, the default amount, the initial index level, the final index level, the percentage change and the principal amount payable in respect of your Notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under "Use of Proceeds." We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

     In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of securities included in or linked to the Index and/or listed and/or over-the-counter options or futures on the Index Commodity or listed and/or over-the-counter options, futures or exchange-traded funds on the Index prior to or on the initial valuation date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

     o acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of the Index or the value of the Index Commodity;

     o acquire or dispose of long or short positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or commodities; or

     o    any combination of the above two.

     We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of the Index Commodity, listed or over-the-counter options or futures on the Index Commodity or listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of the Index or indices designed to track the performance of the Index or other components of the commodity markets.

     The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See "Risk Factors" in this pricing supplement for a discussion of these adverse effects.

SUPPLEMENTAL TAX CONSIDERATIONS

     The following is a general description of certain U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

     This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You should consult your tax advisor concerning the United States federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

     The discussion below supplements the discussion under "Certain Income Tax Consequences--Certain United States Federal Income Tax Consequences" in the accompanying prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a United States holder (as defined in the accompanying prospectus supplement).

     The treatment of the Notes for United States federal income tax purposes is uncertain. It would be reasonable to treat a Note as an investment unit consisting of (i) a non-contingent debt instrument (that is not treated as a short-term obligation) subject to the rules governing debt instruments (as described under "Certain Income Tax Consequences--Certain United States Federal Income Tax Consequences" in the accompanying prospectus supplement) issued by us to you (the "Debt Portion") and (ii) a put option on the underlying Index written by you and purchased by us (the "Put Option"). The terms of the Notes require you and us (in the absence of an administrative determination or a judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization.

     No statutory, judicial or administrative authority directly discusses how the Notes should be treated for United States federal income tax purposes. As a result, the United States federal income tax consequences of your investment in the Notes are highly uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Treatment as an Investment Unit

     If the Notes are properly treated as an investment unit consisting of a Debt Portion and Put Option, it is likely that the Debt Portion of the Note would be treated as having been issued for the principal amount you paid for the Note (if you are an initial purchaser) and that interest payments on the Note would be treated in part as payments of interest and in part as payments for the Put Option. Amounts treated as interest would be includible in income by you in accordance with your regular method of accounting for interest for United States federal income tax purposes. Amounts treated as payment for the Put Option would be deferred and would be included in income by you upon the maturity or sale of the Note. The terms of the Note require you and us to treat 5.75% of the stated interest payments on the Note as payment of interest on the Debt Portion and the remaining 12.25% of the stated interest payments on the Note as payment for the Put Option.

     A cash payment of the full principal amount of the Note upon the maturity of the Note would likely be treated as (i) payment in full of the principal amount of the Debt Portion (which would likely not result in the recognition of gain or loss if you are an initial purchaser of your Note) and (ii) the lapse of the Put Option, which would likely result in your recognition of capital gain in an amount equal to the amount paid to you for the Put Option and deferred as described in the preceding paragraph.

     A payment at maturity for less than the full principal amount of the Note would likely be treated as (i) payment in full of the principal amount of the Debt Portion (resulting in neither gain nor loss for an initial purchaser) and
(ii) the exercise by us of the Put Option for an amount equal to the principal amount of the Note, which would result in your recognition of capital gain or loss in an amount equal to the difference between the principal amount of the note and the sum of the amount that the holder receives at maturity plus the amount of the option payment previously received by the holder that was deferred as described above.

     Upon the sale of the Note, you would be required to apportion the value of the amount you receive between the Debt Portion and Put Option on the basis of the values thereof on the date of the sale. You would recognize gain or loss with respect to the Debt Portion in an amount equal to the difference between
(i) the amount apportioned to the Debt Portion and (ii) your adjusted United States federal income tax basis in the Debt Portion (which would generally be equal to the principal amount of your Note if you are an initial purchaser of your Note). Such gain or loss would be short-term capital gain or loss if your holding period is one year or less. The amount of cash that you receive that is apportioned to the Put Option (together with any amount of premium received in respect thereof and deferred as described above) would be treated as capital gain. If the value of the Debt Portion on the date of the sale of your Note is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment to the purchaser equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option. In such a case, you would likely recognize capital gain or loss in an amount equal to the difference between the premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option.

     If you are a secondary purchaser of the Note, you would be required to allocate your purchase price for the Note between the Debt Portion and Put Option based on the respective fair market values of each on the date of purchase. If, however, the portion of your purchase price allocated to the Debt Portion is at a discount from, or is in excess of, the principal amount of the Note, you may be subject to the market discount or amortizable bond premium rules described in the accompanying prospectus supplement under "Certain Income Tax Consequence--Certain United States Federal Income Tax Consequences--Market Discount" and "Certain Income Tax Consequence--Certain United States Federal Income Tax Consequences--Notes Purchased at a Premium" with respect to the Debt Portion. The portion of your purchase price that is allocated to the Put Option would likely be offset for tax purposes against amounts you subsequently receive with respect to the Put Option (including amounts received upon a sale of the Note that are attributable to the Put Option), thereby reducing the amount of gain or increasing the amount of loss you would recognize with respect to the Put Option. If, however, the portion of your purchase price allocated to the Debt Portion as described above is in excess of your purchase price for your Note, you would likely be treated for tax purposes as having received a payment for the Put Option (which will be deferred as described in the fourth preceding paragraph) in an amount equal to such excess.

Alternative Characterization

     In light of the uncertainty as to the United States federal income tax treatment, it is possible that a Note could be treated as a single debt instrument subject to the special tax rules governing contingent debt instruments. If the Notes are so treated, you would be required to accrue interest income over the term of your Notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Notes (the "comparable yield"). You would recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in the Notes. In general, your adjusted basis in your Notes would be equal to the amount you paid for the Notes, increased by the amount of interest you previously accrued with respect to your Notes and decreased by the amount of any interest payment previously made with respect to your Notes. Any gain you recognize upon the sale, redemption or maturity of your Notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Notes, and thereafter would be capital loss.

     If the Notes are treated as a contingent debt instrument and you purchase your Notes in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the Notes, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in treasury regulations governing contingent debt instruments. Accordingly, if you purchase your Notes in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

Supplemental Canadian Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences--Certain Canadian Income Tax Consequences" in the attached prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

     Interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act") to be paid or credited on a Note to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     We have agreed to sell to RBC Capital Markets Corporation, and RBC Capital Markets Corporation has agreed to purchase from us, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets Corporation (the "Underwriter") has agreed to purchase the Notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a commission of 2%. The Underwriter may resell any Notes it purchases as principal to other brokers or dealers at a discount of up to 2% of the principal amount of the Notes. To the extent the Underwriter resells Notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the Notes as such term is defined in the Securities Act of 1933. The Underwriter has advised us that, if it is unable to sell all the Notes at the public offering price, the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

     In the future, RBC Capital Markets Corporation, RBC Dain Rauscher Inc. or another of our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     In addition to the documents specified in the accompanying prospectus and prospectus supplement under "Documents Filed as Part of the Registration Statement", the following documents will be filed with the Securities and Exchange Commission and incorporated by reference as part of the Registration Statement to which this pricing supplement relates (the "Registration Statement"): (i) the Terms Agreement, dated the date of this pricing supplement, between us and the Underwriter and (ii) the consent of Deloitte & Touche LLP. Such documents will not be incorporated by reference into this pricing supplement or the accompanying prospectus or prospectus supplement.

     Additional exhibits to the Registration Statement to which this pricing supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

                                                           Deloitte & Touche LLP
                                                                       BCE Place
                                                                  181 Bay Street
                                                                      Suite 1400
                                                              Toronto ON M5J 2V1
                                                                          Canada
                                                             Tel: (416) 601-6150
                                                             Fax: (416) 601-6590
                                                                 www.deloitte.ca



EXHIBIT A

                                Auditors' Consent

     We refer to the Pricing Supplement No. 21 of Royal Bank of Canada (the "Bank") dated June 28, 2006 relating to the offering of US$1,194,000 Cash-Out Reverse Convertible Notes due June 29, 2007, Linked to the Goldman Sachs Natural Gas Excess Return Index, to the Prospectus Supplement dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Global Medium-Term Notes, Series B to the short form base shelf prospectus dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Debt Securities, Subordinated Debt Securities (Subordinated Indebtedness) (collectively, the "Prospectus"). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

     We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 2005. Our report is dated November 30, 2005.



(signed) "Deloitte & Touche LLP"
Chartered Accountants

Toronto, Canada
June 28, 2006

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.




                                  US$1,194,000

                                   [RBC LOGO]

                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series B

              Cash-Out Reverse Convertible Notes due June 29, 2007 Linked to the Goldman Sachs Natural Gas Excess Return Index


                                  June 28, 2006